FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

First Quarter Interim Financial Statements, MD&A, CEO/CFO Certifications and Confirmation of Distribution.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F     X          FORM 40F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES __            NO     X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: July 5, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 – 837 WEST HASTINGS STREET

VANCOUVER. BC  V6C 3N7

604-683-0484

July 5, 2004

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOURCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources, Inc.

Quarterly Financial Statements
For the three months ended March 31, 2004
(expressed in Canadian dollars)

Schedule A … Financial Information

Schedule B … Supplementary Information

Schedule C … Management Discussion

Notice to the Reader

The balance sheets of Anglo Swiss Resources, Inc. as at March 31, 2004 and the statements of income and deficit and changes in cash flows for the three months then ended have been compiled from information provided by management.

These statements have not been audited, reviewed or otherwise attempted toverify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Anglo Swiss Resources, Inc

Balance Sheet			Schedule A
(expressed in Canadian dollars)
		March 31,	December 31,
ASSETS		2004	2003
		$	$
Current assets
Cash and term deposits		354,934	22,165
Accounts receivable		161,315	5,220
Prepaid expense		739	675
		516,988	28,060
Reclamation bond		14,800	14,800
Fixed assets		988,346	992,601
Mineral properties		2,791,474	2,808,154
		4,311,608	3,843,615
LIABILITIES
Current liabilities
Accounts payable		90,665	93,748
Accrued property and capital taxes		101,009	99,629
Non current liabilites		-	-
Related parties
Due to related parties		246,792	243,351

SHAREHOLDERS' EQUITY
Capital stock		11,742,585	11,224,585
Options		56,001	47,946
Contributed surplus		106,316	106,316
Deficit		(8,031,760)	(7,971,961)
		3,873,143	3,406,887
		4,311,608	3,843,615
Approved by the Directors:

"Len Danard"	, Director
"Chris Robbins"	, Director
		(Unaudited - See Notice to Reader)

Anglo Swiss Resources, Inc

Statements of Income and Deficit
(expressed in Canadian dollars)
	3 Months Ended
	March 31,	March 31,
	2004	2003

Interest and sundry income	30	8
Operating expenses
Exploration	-	-
Property taxes	1,380	1,500
Utilities	(398)	206
Other expenses	759	127

	1,741	1,833

	(1,711)	(1,826)

General and administrative expenses
Amortization	4,255	649
Consulting	15,000	15,000
Interest and bank charges	59	3
Professional fees	3,900	5,230
Exchange fees	8,612	3,120
Transfer agent fees	719	1,399
Office and miscellaneous	6,950	2,609
Shareholders' information	8,127	-
Travel and promotion	2,412	-
Stock-based compensation	8,055	-
Write-down of mineral properties	-	-

	58,088	28,010

Income (loss) before other items	(59,799)	(29,836)

Adjustment of prior year payable	-	-
Gain on settlement of debentures	-	-

Net loss for the period	(59,799)	(29,836)

Net loss per share	#DIV/0!	(0.00)

Anglo Swiss Resources, Inc

Statements of Cash Flows
(expressed in Canadian dollars)	3 Months Ended
	March 31,	March 31,
	2004	2003
Cash flows from operating activities
Net loss for the period	(59,799)	(29,836)
Items not involving outlay of cash:
- Amortization	4,255	649
- Adjustment of prior years payables	-	-
- Stock-based compensation	8,055	-
- Write-down on mineral property	-	-
	(47,489)	(29,187)
Net change in non-cash working capital
- Accounts receivable	(156,095)	3,965
- Prepaids	(64)	(1,295)
- Accounts payable and accrued liabilities	1,737	18,067

	(201,912)	(8,450)
Cash flows from investing activities
Exploration & acquisition costs	16,681	6,388
Option receipt	-	-
Acquisition	-	-
Proceeds on sales of equipment	-	-
Funds on deposit	-	-

	16,681	6,388
Cash flows from financing activities
Advances from shareholders	-	-
Capital stock allotted for cash	518,000	-
Capital stock allotted for options	-	-
Capital stock returned to treasury	-	-
Settlement of accounts payable and other	-	-

	518,000	-

Increase (decrease) in cash during the period	332,769	(2,062)

Cash, beginning of the period	22,165	10,906

Cash, end of the period	354,934	8,844

Anglo Swiss Resources, Inc

Schedule A Financial Information

(expressed in Canadian dollars)

1.  Nature of operations and going concern

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably.  The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations.

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the quarter ended March 31, 2004, the Company was engaged in continued exploration of its gold property in British Columbia and simultaneously, a gemstone/graphite property located in south-eastern British Columbia.  As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political instability and government regulations, the success of attracting joint venture partners, all of which are beyond the control of the Company.

At March 31, 2004, the Company had a total working capital of $78,523 and without a source of funding, will be unable to meet its obligations as they fall due. In addition, the Company will require additional financing to complete the exploration of its mineral properties.  Management is pursuing a private placement to fund general administrative expenses and a joint venture partner for its Kenville gold project, with the hope of recommencing small-scale production at the site.  While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers, or native land claims, and title may be affected by undetected defects.

2.  Interim unaudited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2003.

3.  Capital stock

    Authorized capital:

500,000,000 common shares without par value

400,000,000 preferred shares without par value

# of Shares

Amount

    Issued and outstanding, Mar 31, 2004:

#########

#########

4.  Mineral Properties

	Acquisition	Exploration
	costs	expenditures	Total
	$	$	$
Kenville
Balance, Dec 31, 2003	1,595,596	(84,407)	1,511,189
Expenditures - 2004		(16,680.56)	(16,681)
	1,595,596	(101,088)	1,494,508

Blu Starr
Balance, Dec 31, 2003	812,306	484,659	1,296,965
Expenditures - 2004			-
	812,306	484,659	1,296,965

Catamayo River
Balance, Dec 31, 2003	25,000	(25,000)	0
Expenditures - 2004	-	-	-
	25,000	(25,000)	0

Neuvos Playas
Balance, Dec 31, 2003	0	-	0
Expenditures - 2004	-	-	-
	0	-	0

Total	2,432,903	358,571	2,791,474

5.  Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

6.  Related Party Transactions

During the first quarter of 2004 the Company incurred consulting fees of $15,000 ($15,000 – 2003) for management services by directors or officers or organizations controlled by such parties.  No remuneration was paid in this regard, nor where any amounts paid in the first quarter of 2003.  The Company paid no amount to a law firm in which an officer is a partner of the firm during the first quarter 2004 and carries a payable of $107,990 to the same firm.

Anglo Swiss Resources, Inc

Schedule B Supplementary Information

(expressed in Canadian dollars)

For the three months ended March 31, 2004:

1.  Breakdown of professional fees

Accounting	$ 3,900
Legal	-
$ 3,900

2.  Non-arm’s length party transactions

    (a) Consulting fees charged to the company

Directors first quarter	15,000
$ 15,000

   (b) Expenditures made to non-arm's length parties

During the first quarter, there were no amounts paid as consulting fees to directors or to a company controlled by a director ($0 - First quarter 2003.)

3. Directors at March 31, 2004

    Len Danard

    Leroy Wolbaum

    Chris Robbins

4. Securities issued during the quarter:  5,180,000 common shares

5. Options granted or cancelled during the quarter

Security	Number	Exercise Price	Expiry date	Cancel date
Options Expired	(200,000)	($0.68)	2-Feb-04
Options Granted	2,200,000	$0.10	12-Feb-09
Options Expired	(50,000)	($0.42)	26-Mar-04
Options Expired	(500,000)	($0.21)	21-Mar-04
Options Vested	80,000	$0.10	17-Feb-08

6.  Share capital

   (a) Authorized and issued share capital at March 31, 2004

Authorized capital:	500,000,000 common shares without par value
400,000,000 preferred shares without par value

Common shares issued and outstanding:	50,005,688

   (b) Stock warrants outstanding at March 31, 2004

Security	Number	Exercise Price	Expiry date

Warrants	5,180,000	$0.15	29-Mar-05

   (c) Number of shares in escrow or pooling agreement

        Number of shares

NIL

   (d) Stock options outstanding

Security	Number	Exercise Price	Expiry date

Options	350,000	$0.28	Dec 18, 2004
Options	2,250,000	$0.21	Mar 21, 2005
Options	25,000	$0.25	Mar 28, 2005
Options	1,000,000	$0.10	Jan 23, 2007
Options	1,125,000	$0.10	Feb 17, 2008
Options	2,200,000	$0.10	Feb 12, 2009
Total	6,950,000

During the year ended December 31, 2003, the company granted 1,125,000 stock options to non-employees and the related compensation cost of $8,055 has been recorded in the statement of loss and deficit for the quarter ended March 31, 2004.

The Company has elected not to follow the fair value-based method of accounting for the stock options granted to employees and directors.  According, no compensation expense was recorded on the grant of stock options to directors and employees in the first quarter of 2004 as the exercise is equal to or greater than the market price at the date of the grant.

Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Net loss for the period	Mar. 31, 2004
Reported	$ (59,799.00)
Compensation Expense	-
Pro-forma	$ (59,799.00)

Basic and diluted loss per share
Reported	$ (0.00)
Pro-forma	$ (0.00)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.98%
Expected dividend yield	-
Expected stock price volatility	108.00%
Expected option life in years	4.00

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessary provide a reliable single measure of the fair value of the Company's stock options.

FORM 51-102F1

ANGLO SWISS RESOURCES INC.

Interim Management’s Discussion and Analysis

DATED May 28, 2004

Forward-Looking Information

This interim management discussion and analysis (“Interim MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This interim MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements be expressed or implied by such forward-looking statements.  Important factors are identified in this interim MD&A.

Overall Performance

Anglo Swiss is a mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company.  The Company is also inter-listed in the United States on the OTC Bulletin Board and effective February of 2004 on the Berlin Exchange in Germany.

Anglo Swiss’ current exploration focus is in south-eastern British Columbia as it controls two properties located between Nelson and Castlegar, the Kenville Mine property, looking for precious and base metals; and the Blu Starr property which hosts a variety of gemstones, including sapphire, gem garnet, iolite and other semi-precious gemstones.  The Blu Starr property also hosts a 2000 meter flake graphite discovery which is situated in very close proximity to a local producer of high-grade fixed carbon concentrate, currently being marketed to the high tech industry for use in fuel cells, batteries etc.

The Company’s resource property costs for the quarter ended March 31, 2004 were $16,681 compared to $6,388 in the quarter ended March 31, 2003.  The Company’s resource property balance including the fixed assets at the Kenville Mine property, capitalized as assets were $2,791,474 at March 31, 2004 compared to $2,808,154 at year end December 31, 2003.  Cash resources at March 31, 2004 were $354,934 plus accounts receivable of $161,315 (due to the closing of the $518,000 private placement on March 29, 2004) compared to cash resources of $22,165 for the Year ended December 31, 2003.  GST receivable for both periods was $5,220.  The Company has since collected the outstanding private placement funds, which were received from RSP accounts.

On March 29, 2004 the Company closed a private placement of 5,180,000 units to raise $518,000.  Each unit consisted of one common share, restricted for trading until July 29, 2004 and one common share purchase warrant.  Each full warrant plus $0.15 will purchase an additional common share until March 29, 20005.  This financing will enable the Company to continue to meet its ongoing working capital commitments for the balance of this fiscal year.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

Results of Operations

Anglo Swiss has received a work permit allowing 2 kilometres of road to be built to gain access to the 1000 x 250 metre anomalous zone located on the Kenville Mine property; work is underway. The road will provide access to this area and 1000 metres of trenching has been approved under this permit. Future exploration will be based on the trenching results and the status of the option joint venture partners.  The optionees are currently compiling a 43-101 Compliance Report on the Kenville Mine property for regulatory approval and subsequent exploration programs will proceed upon joint approvals.

Anglo Swiss has also filed a Notice of Work with the ministry to perform drilling and trenching of the alluvials held within 13 placer claims overlain on the Blu Starr mineral staked claims in the Slocan Valley. The Company owns 100% of these placer claims and is expected to implement this program upon receiving approval of the work program.

Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development on either of its two mineral projects will result in any discoveries of commercial bodies of ore.  The long-term profitability of Anglo Swiss’ operations will in part be related to the success of its exploration programs and its partners, which may be affected by a number of external factors that are beyond the Company’s control.

The market price of precious/base metals, gemstones and other minerals is volotile and cannot be controlled.  The mineral industry is also intensely competitive in all its phases.  Anglo Swiss competes with many other mineral exploration companies who may have greater financial resources and experience.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (Loss	Basic earnings (Loss) per Share from Continued operation and Net Income (Loss)	Fully Diluted Loss per Share from Continued operation and Net Income (Loss)
1st. Quarter 2004	NIL	($59,799)	(0.00)	(0.00)
4th. Quarter 2003	NIL	($156,745)	(0.003)	(0.00)
3rd. Quarter 2003	NIL	($112,797)	(0.00)	(0.00)
2nd. Quarter 2003	NIL	($39,457)	(0.00)	(0.00)
1st. Quarter 2003	NIL	($29,836)	(0.00)	(0.00)
4th. Quarter 2002	NIL	($6,089)	(0.00)	(0.00)
3rd. Quarter 2002	NIL	($89,084)	(0.00)	(0.00)
2nd. Quarter 2002	NIL	($9,101)	(0.00)	(0.00)

During the third quarter of 2003 Anglo Swiss re-entered into a three-year option agreement to explore the Kenville Mine property effective August 29, 2003.  The optionees may earn a 70% interest to the mineral rights of the Kenville Mine property (the Company retains 100% ownership of the surface rights, facilities, buildings, equipment, etc.) by paying the Company $100,000 ($30,000 paid) and expending $700,000 over the three-year exploration period, ending August 29, 2006.  The optionee may at any time during this term, elect to form a Joint Venture to put the property back into production by expending the total $800,000.

First Quarter 2004

During the first quarter of 2004, Anglo Swiss closed a private placement of $518,000, which has provided the Company the ability to meet its current obligations through year end.  Anglo Swiss sustained a loss of $59,799 during this quarter, which included $58,088 in general and administrative expenses. This loss was higher then the $29,836 loss for the first quarter of 2003 as the Company was more active in areas related to the private placement. Investor relations/travel promotion ($10,467), exchange fees ($8,612) and office supplies ($6,950) were all incurred in this regard.  The Company also accounted $8,055 for stock-based compensation of options granted to non-employees in this quarter.

At March 31, 2004 the Company had a total working capital of $78,523 and due to its tight financial situation, will continue to place as many restraints as necessary to conserve its working capital .

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the interim quarter ended March 31, 2004, the Company was engaged in continued exploration of its gold property and simultaneously a precious/semi-precious gemstone property, both located in south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.  Anglo Swiss’ ability to continue as a going concern in the future is dependent upon these factors and overall market conditions, which are beyong the Company’s control.

At the end of the first quarter of 2004 Anglo Swiss has $246,792 accrued to two directors of the Company and a law firm that an officer of the Company is a partner in. The Cash and receivables due from the private placement at March 31, 2004 resulted in cash at the end of the period of $354,934 after accounting for accounts payable ($90,665) and accrued property and capital taxes ($101,009). Comparatively, Anglo Swiss had $8,844 cash at March 31, 2003, accounts payable of $33,333, accrued property and capital tax of 116,684 and $172,439 due to related parties.

Capital Resources

At March 31, 2004 Anglo Swiss had paid up capital of $11,742,585, representing 50,005,688 common shares without par value, and a deficit of $8,031,760 resulting in shareholder’s equity (or net assets) of $4,311,608 (2003 - $3,887,771).  Anglo Swiss had working capital of $78,523 at March 31, 2004. The Company had a working capital deficiency of $278,241 at March 31, 2003.

Additional Disclosure for Ventures Without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Consolidated Statement of Loss and deficit and the Consolidated Schedule of resource Property Costs contained in its Interim Consolidated Financial Statements for March 31, 2004 and is available on the Company’s website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at May 11, 2004 there are 50,005,688 common shares issued and outstanding.

As at May 11, 2004 the following options and share purchase warrants are outstanding:

Number Granted

Price per Share

Expiry Date

Options

Insiders

350,000

$0.68

June 25, 2004

    (4)

2,250,000

$0.21

March 21, 2005

1,000,000

$0.10

January 23, 2007

2,200,000

$0.10

February 12, 2009

Consultants

     (3)

25,000

$0.25

March 25, 2005

1,125,000

$0.10

February 17, 2008

Warrants

5,180,000

$0.15

March 29, 2005

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report.

Transaction with Related Parties

During the first quarter of 2004 the Company incurred consulting fees by directors or officers or organizations controlled by such parties.  No remuneration was paid in this regard, nor were any amounts paid in the first quarter of 2003.  The Company paid no amount to a law firm in which an officer is a partner of the firm during the first quarter 2004 and carries a payable of $107,990 to the same firm.

Changes in Accounting Policies

The Company has since adopted the fair value based method of accounting for stock based compensation for all individuals, effective January 1, 2004. Otherwise, the interim consolidated financial statements for the quarter ended March 31, 2004 followed the same accounting policies and methods of application in the most recent annual financial statements.

Financial and Other Instruments

Anglo Swiss’s financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that Anglo Swiss is not exposed to significant interest, curreny or credit risks arising from the financial instruments.  The fair value of these financial instruiments approximates their carrying value doe to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Anglo Swiss has approved the disclosure contained in this interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it, in writing.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS OF

ANGLO SWISS RESOURCES INC.

“LEN DANARD”

Len Danard, President & CEO

FORM 52-109FTS

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Len Danard, Chief Executive Officer of Anglo Swiss Resources Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the issuer) for the interim period ended March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the interim filings.

Dated: May 27, 2004.

“Len Danard”

Signature

Chief Executive Officer

Title

FORM 52-109FTS

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Chris Robbins, Chief Financial Officer of Anglo Swiss Resources Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the issuer) for the interim period ended March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the interim filings.

Dated: May 27, 2004.

“Chris Robbins”

Signature

Chief Financial Officer

Title

ANGLO SWISS RESOURCES INC.

SUITE 1904 – 837 WEST HASTINGS STREET

VANCOUVER. BC  V6C 3N7

604-683-0484

May 28, 2004

Via SEDAR

B.C. Securities Commission

5th. Floor

701 West Georgia Street

Vancouver, B.C. V7Y 1M2

RE:

Anglo Swiss Resources Inc.

Mailing of First Quarter Un-audited Financial Statements

Period Ended March 31, 2004

We confirm that prior to the above date, the following material issued by the Company was forwarded by prepaid first class mail to each shareholder whose name appears on the Supplemental List established pursuant to National Instrument 54-101.

1.

Un-Audited Annual Financial Statements for the quarter year ended March 31, 2004

2.

BC Form 51-901F Supplementary Information and Management’s Discussion
and Analysis of Financial Condition and Results of Operations.

On behalf of the Board of Directors of,

Anglo Swiss Resources Inc.

PER: “Chris Robbins”

Mr. Chris Robbins

Vice President

VIA SEDAR:

cc: Alberta Securities Commission

cc: Ontario Securities Commission

cc: Quebec Securities Commission

cc: Nova Scotia Securities Commission

cc: TSX Venture Exchange

VIA EDGAR: cc: Securities and Exchange Commission

cc: OTC Bulletin Board